New Ambrx Biopharma Inc.

10975 North Torrey Pines Road

La Jolla, CA 92037

September 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	New Ambrx Biopharma Inc. Registration Statement on Form S-4 File No. 333-274230

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Ambrx Biopharma Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 15, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Raymond Bogenrief, of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at (312) 407-0550, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Daniel J. O’Connor
Daniel J. O’Connor
President and Chief Executive Officer